Exhibit 4.13

Financing Agreement—Amendment No.2

Entered into and signed on 15th day of February, 2011

Between

Orbotech Ltd.

Company no. 52-003521-3

(the “Company”)	of the first part;

And between

Israel Discount Bank Ltd.

of 27 Yehuda Halevy St., Tel Aviv

(the “Bank”)	of the second part;

1.	Whereas –
1.1.	On December 21, 2009, an “Amended Financing Agreement” was signed by the Parties, a copy of which is attached to this Agreement as Annex A (hereinafter the “Original Agreement”);
1.2.	On May 27, 2010, an “Amendment Agreement” was signed by the Parties, a copy of which is attached to this Agreement as Annex B (hereinafter the “Original Agreement’s First Amendment”);
1.3.	The Original Agreement and/together with the Original Agreement’s First Amendment shall hereinafter be referred to together as the “Financing Agreement”.
1.4.	The Company has requested the Bank to make changes to the Financing Agreement as specified in this Agreement;

Therefore, it has been agreed and stipulated between the Parties as follows:

2.	Preamble and Annexes –
2.1.	The preamble to this Agreement constitutes an integral part hereof;
2.2.	The Financing Agreement is attached to this Agreement as an integral part thereof, and they should be read together, continuously and in one sequence as one document and as a whole, as provisions one of the other adding to each other and completing one another.
2.3.	Words, phrases and terms mentioned in the Financing Agreement and defined therein—will apply to this Agreement and their interpretation and meaning will be as in the Financing Agreement.

3.	Special Financing—Sections 2.1.1 and 2.1.3 of the Financing Agreement

The utilization period of the Special Financing in the amount of 25 million Dollars as mentioned in Section 2.1.1 of the Financing Agreement is extended until, and no later than, January 29, 2012. Accordingly, the date of repayment of the Special Financing in accordance with Section 2.1.3, shall be no later than January 29, 2012.

4.	Fees, Prices, Costs and Expenses—Section 4 of the Financing Agreement
4.1.	Section 4.2 of the Financing Agreement—the Document Preparation Fee specified in Section 4.2, with respect to this Agreement, will be the sum of 9 thousand Dollars, to be paid by the Company to the Bank, in advance and on a one-time basis, at the time of signing of this Agreement. Section 4.2 of the Financing Agreement shall apply with respect thereto.

4.2.	Section 4.3 of the Financing Agreement—the Commitment Fee specified in Section 4.3 of the Financing Agreement is hereby amended to the rate of 0.3% of the sum of 25 million Dollars, to be paid by the Company to the Bank, in advance and on a one-time basis, at the time of signing of this Agreement. Section 4.3 of the Financing Agreement shall apply with respect thereto.

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4.3.	Section 4.4 of the Financing Agreement—the Non-utilization Fee specified in Section 4.4 of the Financing Agreement is hereby amended to the rate of 0.2% per year of the Credit Facility balance amount—as specified in Section 4.4 of the Financing Agreement.

5.	General

Other than the amendments specified in this Agreement, the Financing Agreement will continue to apply to its full extent in accordance with its terms, including the securities and guarantees and all of the obligations, undertakings and commitments in accordance with and pursuant to the Financing Agreement, and it shall continue to bind the Parties for all intents and purposes.

In witness whereof, we have hereto set our hands:

/S/	/S/
The Company	The Bank

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